Exhibit 99.1

Trina Solar Announces Appointment of New Chief Financial Officer

CHANGZHOU, China, December 11, 2013 — Trina Solar Limited (NYSE:  TSL) (“Trina Solar” or “the Company”), a global leader in photovoltaic modules, solutions and services, announced today the Company has accepted Terry Wang’s resignation as Chief Financial Officer effective January 10, 2014 to pursue other interests. Teresa Tan will be appointed as Chief Financial Officer of the Company immediately upon Mr. Wang’s departure.

Ms. Tan has over two decades of international experience in accounting, finance, and management leadership roles. Most recently, Ms. Tan worked for Parker Hannifin Corporation, a leading global manufacturer of motion and control technologies/systems listed on the New York Stock Exchange. She headed the financial service team for the Asia Pacific region and also served briefly as the Financial Controller for China since she joined Parker Hannifin in 2005. From 1996 to 2005, Ms. Tan was the Corporate Vice President of Tax for Aleris International Inc., a leading U.S. manufacturer of aluminum products, where she was responsible for the company’s global tax planning and compliance. From 1991 to 1996, Ms. Tan was a Manager at the U.S. offices of Ernest & Young, where she provided consulting advices on tax and business planning matters to public and privately held companies across a broad range of industries.

Ms. Tan is a CPA, with a Bachelor’s degree in Industrial Engineering Management from Shanghai Jiao Tong University in China, a Master’s degree in Accountancy and a Master’s degree in Economics from Virginia Polytechnic Institute and State University in Virginia, United States.

Jifan Gao, Chairman and Chief Executive Officer of Trina Solar, said, “We greatly appreciate the contributions Terry made during his tenure at Trina Solar. Terry has been an important member of our management team and has played a key role in ensuring Trina’s steadfast growth by building a strong finance management foundation and establishing key financial capabilities for the Company. We respect his decision and wish him the very best with his future endeavors.”

“We are pleased to welcome Teresa to our management team as the new Chief Financial Officer. Teresa brings with her strong financial background, extensive experience in public company financial management, as well as outstanding professional credentials. Her depth of financial, accounting and managerial experience will be invaluable to our Company. We are confident that Teresa will continue to strengthen our communications with the market and better understand the requirements of investors,” said Mr. Gao.

About Trina Solar Limited

Trina Solar Limited (NYSE: TSL) is a global leader in photovoltaic modules, solutions and services. Founded in 1997 as a PV system integrator, Trina Solar today drives smart energy together with installers, distributors, utilities and developers worldwide. The company’s industry-shaping position is based on innovation excellence, superior product quality, vertically integrated capabilities and environmental stewardship. For more information, please visit www.trinasolar.com.

For further information, please contact:

Trina Solar Limited Yvonne Young, Head of Investor Relations Phone: + (86) 519-8517-6878 (Changzhou) Email: ir@trinasolar.com	Brunswick Group Ilse Schache Phone: + (86) 10-6566-2256 Email: trina@brunswickgroup.com